Exhibit 1

British American Tobacco p.l.c. (the “Company”)

2 November 2023

BAT Appoints Chief Financial Officer

Soraya Benchikh has been appointed to the role of Chief Financial Officer and Executive Director and will join the BAT p.l.c. and Management Boards from 1 May 2024. She will succeed Javed Iqbal, who will continue to serve as interim Finance Director until 30 April 2024.

Soraya has been President, Europe at Diageo plc since January 2023, having joined Diageo in July 2020 as Managing Director for Northern Europe. Soraya previously spent 20 years at BAT where she served as President of BAT France, Area Director for East and Southern Africa, and Regional Finance Director for Europe. Earlier in her career, Soraya worked in finance roles at General Electric and Gillette.

Luc Jobin, Chair of the Board, commented:

“I am pleased to welcome Soraya as Chief Financial Officer, and to the Board. She brings a wealth of leadership experience and commercial acumen from across both finance and commercial roles. Soraya’s excellent track record in different geographies and in depth understanding of the sector make her ideally suited for the role. On behalf of the whole Board I would like to welcome Soraya and am confident that her leadership will accelerate our strategy to build A Better Tomorrow.”

Tadeu Marroco, Chief Executive, commented:

“I am delighted to welcome Soraya to the Management Board as our new Chief Financial Officer. Her extensive senior leadership and financial experience from a range of international fast moving consumer goods companies represents a great addition to our leadership team. I am grateful to Javed for his continued contribution as interim Finance Director, in addition to his ongoing role as Director, Digital and Information.

Following the recent appointment of Dr Cora Koppe-Stahrenberg as Chief People Officer, Soraya’s appointment is also a further important step towards building a modern organisation. I very much look forward to working with Soraya as we continue our transformation.”

Soraya Benchikh commented:

“I am excited to re-join the leadership of BAT as Chief Financial Officer and Executive Director, and share their passion for the transformation strategy. I am looking forward to working with my new colleagues, the leadership team, Tadeu and the Board, and leverage my recent experience within broader FMCG to provide an external lens and support their efforts to accelerate BAT’s strategy to build A Better Tomorrow.”

There is no other information that is required to be disclosed under Listing Rule 9.6.13R of the UK Listing Authority.

ENDS

Enquiries

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Jane Henderson: +44 (0)20 7845 1117

Supplementary information

Remuneration

Soraya Benchikh will be appointed with a base salary of £800,000 per annum.  All other elements of her remuneration will be consistent with the terms of the Directors’ Remuneration Policy approved by shareholders at the AGM in April 2022.  Further details will be set out in the 2023 Directors’ Remuneration Report.

Replacement awards will be made covering the value of lost short and long-term incentive awards in order to facilitate recruitment, which are in line with the Director’s Remuneration Policy. Replacement awards will be made subject to malus and clawback provisions.

About BAT

BAT is a leading, multi-category consumer goods business with a purpose to build A Better Tomorrow™ by reducing the health impact of its business through offering a greater choice of enjoyable and less risky products for adult consumers.

We continue to be clear that combustible cigarettes pose serious health risks, and the only way to avoid these risks is not to start or to quit. BAT encourages those who would otherwise continue to smoke to switch completely to scientifically-substantiated, reduced-risk alternatives*†. In order to deliver this, BAT is transforming into a truly consumer-centric multi-category consumer products business.

BAT’s ambition is to have 50 million consumers of its non-combustible products by 2030 and to generate £5billion of New Categories revenue by 2025. BAT has set stretching ESG targets including achieving carbon neutrality for Scopes 1 & 2 by 2030 and eliminating unnecessary single-use plastic and making all plastic packaging reusable, recyclable or compostable by 2025.

BAT employs over 47,000 people. The BAT Group generated revenue of £27.65 billion in 2022 and profit from operations of £10.5 billion.

The company’s Strategic Portfolio is made up of its global cigarette brands and a growing range of reduced-risk*† New Category tobacco and nicotine products and traditional non-combustible tobacco products. These include vapour, tobacco heating products, modern oral products including tobacco-free nicotine pouches, as well as traditional oral products such as snus and moist snuff. In 2022, we had 22.5 million consumers of our non-combustible products, a rise of 4.2 million on full year 2021.

References in this statement to ‘BAT’, ‘we’, ‘us’ and ‘our’ refer to the British American Tobacco Group.

* Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.

† Our vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products, including Velo, Grizzly, Kodiak, and Camel Snus, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Forward-looking statements

This release contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our customer target ambition, New Categories revenue targets and our ESG targets.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this release are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary Statement” and “Group Principal Risks” in the 2022 Annual Report and Form 20-F of British American Tobacco p.l.c. (BAT PLC).

Additional information concerning these and other factors can be found in BAT PLC’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov and BAT PLC’s Annual Reports, which may be obtained free of charge from the BAT website www.bat.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this release and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.